As filed with the Securities and Exchange Commission on August 6, 2009

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
ISSUER TENDER OFFER STATEMENT
(Under Section 13(e)(1) of the Securities Exchange Act of 1934)
(Amendment No. 1)
GREENVILLE FEDERAL FINANCIAL CORPORATION

(Name of Subject Company (issuer))
GREENVILLE FEDERAL FINANCIAL CORPORATION (ISSUER)

(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)
396078 10 7

(CUSIP Number of Class of Securities)
Jeff D. Kniese
President and Chief Executive Officer
Greenville Federal Financial Corporation
690 Wagner Avenue
Greenville, Ohio 45331
(937) 548-4158

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Cynthia A. Shafer, Esq.
Vorys, Sater, Seymour and Pease LLP
Suite 2000, Atrium Two
221 East Fourth Street
Cincinnati, Ohio 45202
(513) 723-4000

                    , 2009 (offer has not yet commenced)

(Date Tender Offer First Published, Sent or Given to Security Holders)
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$1,500,000	$83.70

*	Calculated solely for the purpose of determining the filing fee. Based upon the purchase of 200,000 shares of common stock at the tender offer price of $7.50 per share.

*

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$83.70	Filing Party:	Greenville Federal Financial Corporation
Form or Registration No.:	Schedule TO	Date Filed:	July 8, 2009
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO
     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Greenville Federal Financial Corporation (“GFFC”) on July 8, 2009 (the “Schedule TO”), and relates to the offer by GFFC to purchase up to 200,000 shares of its common stock, par value $0.01 per share, at a price of $7.50 per share, net to the seller in cash, without interest. GFFC’s tender offer will be made upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash (the “Offer to Purchase”), filed in draft form with this Amendment, and the related Letter of Transmittal, which, as amended or supplemented from time to time, together will constitute the tender offer.
Item 1. Summary Term Sheet
     The information set forth under the heading “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information
     (a) The information set forth on the cover page of the Offer to Purchase and under the heading “10. Certain Information Concerning the Company and its Executive Officers and Directors” is incorporated herein by reference.
     (b) The information set forth on the cover page of the Offer to Purchase and under the heading “10. Certain Information Concerning the Company and its Executive Officers and Directors” is incorporated herein by reference.
     (c) The information set forth under the headings “Summary Term Sheet” and “8. Price Range of the Shares” in the Offer to Purchase is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
     (a) GFFC is the Filing Person for this Schedule TO. For information regarding GFFC, see Item 2(a) above, which is incorporated herein by reference. Further, the information set forth under the heading “10. Certain Information Concerning the Company and its Executive Officers and Directors” in the Offer to Purchase regarding GFFC’s directors and executive officers is incorporated herein by reference.
Item 4. Terms of the Transaction
     (a) The information set forth under the headings “Summary Term Sheet,” “2. Number of Shares; Expiration Time; Priority of Purchases; Proration; Odd Lot,” “3. Procedures for Tendering Shares,” “4. Withdrawal Rights,” “5. Purchase of Shares and Payment of Purchase Price,” “6. Conditional Tender of Shares,” “7. Conditions of the Offer,” “13. U.S. Federal Income Tax Consequences” and “14. Extension of the Offer; Termination; Amendment” in the Offer to Purchase is incorporated herein by reference.
     (b) The information set forth under the headings “Special Factors — Fairness of the Offer” and “11. Interests of Directors, Executive Officers and Affiliates; Transactions and

Arrangements Concerning the Shares” in the Offer to Purchase is incorporated by reference herein.
Item 5. Past Contacts, Transactions, Negotiations and Agreement
     (e) The information set forth under the heading “11. Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals
     (a) The information set forth under the headings “Summary Term Sheet” and “1. Special Factors — Purposes and Reasons for the Offer” in the Offer to Purchase is incorporated herein by reference.
     (b) The information set forth under the heading “1. Special Factors — Effects of the Offer — Effects on rights of Company shares” in the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth under the headings “Summary Term Sheet” and “1. Special Factors” in the Offer to Purchase is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration
     (a) The information set forth under the heading “9. Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.
     (b) There are no conditions to the financing discussed in response to paragraph (a) of this Item 7. As set forth in the Offer to Purchase under the heading “9. Source and Amount of Funds” and incorporated herein by reference, there are no alternative financing arrangements or alternative financing plans.
     (d) As set forth in the Offer to Purchase under the heading “9. Source and Amount of Funds” and incorporated herein by reference, no part of the funds required for the Offer is expected to be borrowed.
Item 8. Interest in Securities of the Subject Company
     (a)-(b) The information set forth under the heading “11. Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated, or Used
     (a) The information set forth under the heading “15. Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements
     (a) GFFC’s audited financial statements for the fiscal years ended June 30, 2008 and 2007 are incorporated herein by reference to the information under the heading “10. Certain Information Concerning the Company and its Executive officer and Directors” in the Offer to Purchase which incorporates by reference GFFC’s Annual Report on Form 10-K for the Year Ended June 30, 2008, filed with the Securities and Exchange Commission on September 28, 2008 (File No. 000-51668) and the unaudited balance sheets, comparative year-to-date income statements and related earning per share data, statements of cash flows and comprehensive income for the quarter ended March 31, 2009, contained in GFFC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the Securities and Exchange Commission on May 14, 2009 (File No. 000-51668). The ratio of earnings to fixed charges is incorporated by reference from the table set forth under the heading “10. Certain Information Concerning the Company and its Executive Officers and Directors — Selected Historical and Pro Forma Financial Information” in the Offer to Purchase.
     (b) The Unaudited Pro-Forma Data set forth under the heading “10. Certain Information Concerning the Company and its Executive Officers and Directors — Selected Historical and Pro Forma Financial Information” in the Offer to Purchase is incorporated herein by reference.
Item 11. Additional Information
(a)	Not applicable.

(b)	Not applicable.
Item 12. Exhibits
(a)	See the Index to Exhibits attached to this Schedule TO.

(b)	Not applicable.

(d)(1)	Greenville Federal Financial Corporation Amended and Restated Equity Plan

(d)(2)	Form of GFFC 2006 Equity Plan Award Agreement

(d)(3)	Trust Agreement for Greenville Federal Financial Corporation 2006 Equity Plan

(d)(4)	First Amendment to the Trust Agreement for Greenville Federal Financial Corporation Amended and Restated 2006 Equity Plan.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3
     Schedule 13E-3, Item 1. Summary Term Sheet
     The information set forth under the heading “Item 1. Summary Term Sheet” in this Schedule TO is incorporated herein by reference.
     Schedule 13E-3, Item 2. Subject Company Information
     (a)-(c) The information set forth under the heading “Item 2. Subject Company Information” in this Schedule TO is incorporated herein by reference.
     (d) The information set forth under the heading “8. Price Range of the Shares” in the Offer to Purchase is incorporated herein by reference.
     (e) The information set forth under the heading “10. Certain Information Concerning the Company and its Executive Officers and Directors” in the Offer to Purchase is incorporated by reference herein.
     (f) The information set forth under the heading “10. Certain Information Concerning the Company and its Executive Officers and Directors” in the Offer to Purchase is incorporated by reference herein.
     Schedule 13E-3, Item 3. Identity and Background of Filing Person
     (a) The information set forth under the heading “Item 3. Identity and Background of Filing Person” in this Schedule TO is incorporated herein by reference.
     (b) The information set forth under the heading “10. Certain Information Concerning the Company and its Executive Officers and Directors” in the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth in the Offer to Purchase under the heading “10. Certain Information Concerning the Company and its Executive Officers and Directors” regarding directors and executive officers of GFFC is incorporated herein by reference.
     Schedule 13E-3, Item 4. Terms of the Transaction
     (a) The information set forth in (a) under the heading “Item 4. Terms of the Transaction” in this Schedule TO is incorporated herein by reference.
     (c) There are no terms or arrangements that treat any subject security holder differently from other subject security holders.
     (d) The holders of Shares are not entitled to appraisal rights.
     (e) As set forth in the Offer to Purchase under the heading “1. Special Factors — Fairness of the Offer,” which statement is incorporated herein by reference, no provisions have been made to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the Company.
     (f) Not applicable. The consideration offered to security holders is cash.
     Schedule 13E-3, Item 5. Past Contacts, Transactions, Negotiations and Agreements
     (a) The information set forth under the heading “11. Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.
     (b) None.
     (c) None.
     (e) The information set forth under the heading “11. Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.
     Schedule 13E-3, Item 6. Purposes of the Transaction and Plans or Proposals
     (b) The information set forth under the headings “1. Special Factors — Effects of the Offer — Effects on rights of Company shares” in the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth under the headings “Summary Term Sheet” and “1. Special Factors” in the Offer to Purchase in incorporated herein by reference.
     Schedule 13E-3, Item 7. Purposes, Alternatives, Reasons and Effects
     (a) The information set forth under the headings “Summary Term Sheet” and “1. Special Factors — Purposes and Reasons for the Offer” in the Offer to Purchase is incorporated herein by reference.
     (b) The information set forth under the headings “Summary Term Sheet” and “1. Special Factors — Alternatives” in the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth under the headings “Summary Term Sheet” and “1. Special Factors — Purposes and Reasons for the Offer” in the Offer to Purchase is incorporated herein by reference.
     (d) The information set forth under the headings “Summary Term Sheet” and “1. Special Factors — Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

     Schedule 13E-3, Item 8. Fairness of the Transaction
     (a) The information set forth under the heading “1. Special Factors — Fairness of the Offer” is incorporated herein by reference.
     (b) The information set forth under the heading “1. Special Factors — Fairness of the Offer” is incorporated herein by reference.
     (c) The information set forth under the heading “1. Special Factors — Fairness of the Offer” is incorporated herein by reference.
     (d) The information set forth under the heading “1. Special Factors — Fairness of the Offer” is incorporated herein by reference.
     (e) The information set forth under the heading “1. Special Factors — Fairness of the Offer” is incorporated herein by reference.
     (f) None.
     Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and Negotiations
     (a) The information set forth under the heading “1. Special Factors — Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.
     (b) The information set forth under the heading “1. Special Factors — Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth under the heading “1. Special Factors — Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.
     Schedule 13E-3, Item 10. Source and Amount of Funds or Other Considerations
     (a)-(b) The information set forth in (a) and (b) under the heading “Item 7. Source and Amount of Funds or Other Consideration” in this Schedule TO is incorporated herein by reference.
     (c) The information set forth under the heading “15. Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.
     (d) No part of the funds required for the offer is expected to be borrowed.
     Schedule 13E-3, Item 11. Interest in Securities of the Subject Company
     (a)-(b) The information set forth under the heading “Item 8. Interests in Securities of the Subject Company” in this Schedule TO is incorporated herein by reference.

     Schedule 13E-3, Item 12. The Solicitation or Recommendation
     (d) The information set forth under the headings “Summary Term Sheet” and “1. Special Factors — Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.
     (e) The information set forth under the headings “Summary Term Sheet” and “1. Special Factors — Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.
     Schedule 13E-3, Item 13. Financial Statements
     (a)-(b) The information set forth under the heading “Item 10. Financial Statements” in this Schedule TO is incorporated herein by reference.
     Schedule 13E-3, Item 14. Persons/Assets, Retained, Employed, Compensated or Used
     (a)-(b) The information set forth under heading “15. Solicitation Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.
     Schedule 13E-3, Item 15. Additional Information
(b)	Not applicable.
     Schedule 13E-3, Item 16. Exhibits
(a)	See the Index to Exhibits attached to this Schedule TO

(b)	Not applicable

(c)(1)	Report of Keefe, Bruyette & Woods, Inc., dated April 27, 2009

(c)(2)	Report of Keefe, Bruyette & Woods, Inc., dated May 20, 2008

(c)(3)	Report of Keefe, Bruyette & Woods, Inc., dated October 29, 2008

(c)(4)	Report of Keefe, Bruyette & Woods, Inc., dated February 18, 2009

(c)(5)	Report of Keefe, Bruyette & Woods, Inc., dated July 22, 2009

(d)	Not applicable

(f)	Not applicable

(g)	Not applicable

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

August 6, 2009	GREENVILLE FEDERAL FINANCIAL CORPORATION

	By: Name:	/s/ Jeff D. Kniese Jeff D. Kniese
	Title:	President, Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)	Offer to Purchase for Cash, dated ___, 2009

(a)(2)*	Letter of Transmittal

(a)(3)*	Form of Notice of Guaranteed Delivery

(a)(4)*	Form of Letter to Brokers, Dealers, Banks and Other Nominees

(a)(5)*	Form of Letter from Brokers, Dealers, Banks and Other Nominees to their Clients

(a)(6)*	Guidelines for Certification of Taxpayer Identification Number

(a)(7)*	Press Release issued by GFFC, dated July 8, 2009

(a)(8)*	Press Release to be issued by the Company upon commencement of the Offer

(a)(9)	Form of Letter to Participants in the Greenville Federal Financial Corporation Employee Stock Ownership Plan

(b)	Not applicable

(c)(1)*	Report of Keefe, Bruyette & Woods, Inc., dated April 27, 2009

(c)(2)	Report of Keefe, Bruyette & Woods, Inc., dated May 20, 2008

(c)(3)	Report of Keefe, Bruyette & Woods, Inc., dated October 29, 2008

(c)(4)	Report of Keefe, Bruyette & Woods, Inc., dated February 18, 2009

(c)(5)	Report of Keefe, Bruyette & Woods, Inc., dated July 22, 2009.

(d)(1)*	Greenville Federal Financial Corporation Amended and Restated Equity Plan (incorporated by reference to GFFC’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008, Exhibit 10.7)

(d)(2)*	Form of GFFC 2006 Equity Plan Award Agreement (incorporated by reference to GFFC’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008, Exhibit 10.8)

(d)(3)*	Trust Agreement for Greenville Federal Financial Corporation 2006 Equity Plan

(d)(4)*	First Amendment to the Trust Agreement for Greenville Federal Financial Corporation Amended and Restated 2006 Equity Plan

(g)	Not applicable

(h)	Not applicable

*	Previously filed with Schedule TO on July 8, 2009.